Condensed Consolidated Interim Financial Statements

Prepared by Management

First Quarter Report
Three Months Ended March 31, 2016 and 2015

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2016	2015
ASSETS

Current assets
Cash and cash equivalents		$20,385	$20,413
Investments		59	614
Accounts receivable	4	28,411	24,343
Inventories	5	16,027	17,350
Prepaid expenses		2,546	2,510
Total current assets		67,428	65,230

Non-current deposits		924	855
Deferred income tax asset		120	223
Mineral properties, plant and equipment	7	46,773	47,925
Total assets		$115,245	$114,233

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$14,830	$18,949
Finance lease obligation	9	954	1,180
Income taxes payable		3,353	5,844
Revolving credit facility	8	19,000	22,000
Total current liabilities		38,137	47,973

Provision for reclamation and rehabilitation		7,783	7,762
Deferred income tax liability		7,335	7,623
Total liabilities		53,255	63,358

Shareholders' equity
Share capital, unlimited common shares authorized, no par value, issued and outstanding 107,789,776 shares (Dec 31, 2015 - 102,776,470 shares)	Page 4	377,579	368,898
Contributed surplus	Page 4	9,908	9,465
Accumulated comprehensive income (loss)	Page 4	17	(145)
Retained earnings (deficit)		(325,514)	(327,343)
Total shareholders' equity		61,990	50,875
Total liabilities and shareholders' equity		$115,245	$114,233

Subsequent events (Note 10(a)(b)

Commitments and contingencies (Note 7, 9 and 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended
		March 31,	March 31,
	Notes	2016	2015

Revenue		$41,541	$51,109

Cost of sales:
Direct production costs		29,844	31,269
Royalties		209	248
Share-based compensation	10 (b)	56	73
Depreciation and depletion		5,154	10,454
		35,263	42,044
Mine operating earnings		6,278	9,065

Expenses:
Exploration	11	1,199	1,074
General and administrative	12	2,028	1,829
		3,227	2,903
Operating earnings (loss)		3,051	6,162

Finance costs	9	287	313

Other income (expense):
Foreign exchange		514	(667)
Investment and other		(141)	354
		373	(313)

Earnings (loss) before income taxes		3,137	5,536

Income tax expense (recovery):
Current income tax		1,411	3,176
Deferred income tax		(103)	1,003
		1,308	4,179
Net earnings (loss) for the period		1,829	1,357

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments		162	404

Comprehensive income (loss) for the period		$1,991	$1,761

Basic and diluted earnings (loss) per share based on net earnings		$0.02	$0.01
Diluted earnings (loss) per share based on net earnings	10 (d)	$0.02	$0.01

Basic and diluted weighted average number of shares outstanding		104,646,404	101,976,901
Diluted weighted average number of shares outstanding	10 (d)	105,071,404	101,976,901

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other		Total
		Number of	Share	Contributed	comprehensive		Shareholders'
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
Balance at December 31, 2014		101,976,901	367,853	8,430	(4,758)	(179,252)	192,273

Share based compensation	10 (b)			480			480
Unrealized gain (loss) on available for sale assets					404		404
Expiry and forfeiture of options				(10)		10	-
Earnings (loss) for the period						1,357	1,357
Balance at March 31, 2015		101,976,901	367,853	8,900	(4,354)	(177,885)	194,514

Public equity offerings	10 (a)	799,569	1045				1,045
Share based compensation	10 (b)			2,405			2,405
Unrealized gain (loss) on available for sale assets					(576)		(576)
Available-for-sale financial asset reclassified to net loss					4,785		4,785
Expiry and forfeiture of options				(1,840)		1,840	-
Earnings (loss) for the period						(151,298)	(151,298)
Balance at December 31, 2015		102,776,470	368,898	9,465	(145)	(327,343)	50,875

Public equity offerings	10 (a)	4,997,806	8,636				8,636
Exercise of options	10 (b)	15,500	45	(14)			31
Share based compensation	10 (b)(c)			457			457
Unrealized gain (loss) on available for sale assets					431		431
Realized gain (loss) on available for sale assets					(269)		(269)
Earnings (loss) for the period						1,829	1,829
Balance at March 31, 2016		107,789,776	$377,579	$9,908	$17	$(325,514)	$61,990

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

		Three Months Ended
		March 31,	March 31,
	Notes	2016	2015

Operating activities
Net earnings (loss) for the period		$1,829	$1,357
Items not affecting cash:
Share-based compensation	10 (b)(c)	457	480
Depreciation and depletion		5,222	10,518
Deferred income tax expense (recovery)		(103)	1,003
Unrealized foreign exchange loss (gain)		(242)	140
Loss on available for sale assets		269	-
Finance costs	8	63	306
Net changes in non-cash working capital	13	(10,324)	(9,519)
Cash from (used in) operating activities		(2,829)	4,285

Investing activites
Property, plant and equipment expenditures	7	(3,087)	(8,665)
Proceeds from sale of available for sale assets		448	-
Investment in long term deposits		133	-
Cash used in investing activities		(2,506)	(8,665)

Financing activities
Repayment of revolving credit facility	8	(3,000)	-
Repayment of obligation under finance lease		(226)	-
Debt issuance costs		(304)	-
Interest paid		(174)	(225)
Public equity offerings	10 (a)	9,098	-
Exercise of options and warrants	10 (b)	31	-
Share issuance costs	10 (a)	(278)	-
Cash from (used in) financing activites		5,147	(225)

Increase (decrease) in cash and cash equivalents		(188)	(4,605)
Effect of exchange rate change on cash and cash equivalents		160	(140)
Cash and cash equivalents, beginning of period		20,413	31,045
Cash and cash equivalents, end of period		$20,385	$26,300

Supplemental cash flow information	13

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on May 4, 2016.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S. A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C. V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V. and Metales Interamericanos S.A. de C. V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2015.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2015.

(a)	Accounting standards adopted during the period

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2016 with no material impact on the financial statements.

(b)	Changes in IFRS not yet adopted.

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)

On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual periods beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IAS 12, Income Taxes (“IAS 12”)

On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period, and is not affected by possible future changes in the carrying amount of expected manner of recovery or the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

IFRS 9 Financial Instruments (“IFRS 9”)

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has not yet completed an assessment of the impact of this standard on its consolidated financial statements.

4.	ACCOUNTS RECEIVABLE

		March 31	December 31
	Note	2016	2015

Trade receivables (1)		$5,509	$1,704
IVA receivables		15,558	16,506
Income taxes recoverable		6,675	5,676
Due from related parties	6	60	111
Other receivables		609	346
		$28,411	$24,343

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see note 16).

Endeavour Silver Corp.	Page - 7-

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

5.	INVENTORIES

	March 31	December 31
	2016	2015

Warehouse inventory	$9,763	$9,730
Stockpile inventory (1)	2,301	3,808
Work in process inventory (2)	700	391
Finished goods inventory (3)	3,263	3,421
	$16,027	$17,350

(1)

The Company has stockpiled 42,972 tonnes of mined ore as of March 31, 2016 (December 31, 2015 – 71,793 tonnes). The stockpile inventory balance at December 31, 2015 includes a write down to net realizable value of $154 for stockpile inventory held at the El Cubo mine. Of this amount $116 is comprised of cash costs and $38 relates to depreciation and depletion.

(2)

The work in process inventory balance at December 31, 2015 includes a write down to net realizable value of $80 for work in process inventory at the El Cubo mine. Of this amount, $60 is comprised of cash costs and $20 relates to depreciation and depletion.

(3)

The Company held 156,299 silver ounces and 1,504 gold ounces as of March 31, 2016 (December 31, 2015 – 194,496 and 1,285, respectively). These ounces are carried at the lower of cost and net realizable value. As at March 31, 2016, the quoted market value of the silver ounces was $2,404 (December 31, 2015 - $2,688) and the quoted market value of the gold ounces was $1,860 (December 31, 2015 - $1,364).

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The charges for these costs totaled $12 for the three months ended March 31, 2016 (March 31, 2015 - $13). The Company has a $60 net receivable related to administration costs and other items outstanding as of March 31, 2016. (December 31, 2015 – $111).

The Company was charged $38 for legal services for the three months ended March 31, 2015 by a legal firm in which the Company’s Corporate Secretary is a partner (March 31, 2015 - $52). The Company has $Nil payable to the legal firm as at March 31, 2016 (December 31, 2015 - $12).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2014	$398,913	$90,989	$56,134	$9,971	$7,842	$563,849
Additions	30,716	2,786	4,123	508	750	38,883
Disposals	-	-	-	-	(67)	(67)

Balance at December 31, 2015	429,629	93,775	60,257	10,479	8,525	602,665

Additions	2,497	309	206	-	75	3,087
Disposals	-	-	-	-	(24)	(24)
Balance at March 31, 2016	$432,126	$94,084	$60,463	$10,479	$8,576	$605,728

Accumulated amortization and impairment

Balance at December 31, 2014	$315,950	$37,388	$19,698	$2,486	$5,597	$381,119
Amortization	24,284	6,689	6,508	863	1,344	39,688
Impairment	71,100	39,800	17,000	5,600	500	134,000
Disposals	-	-	-	-	(67)	(67)

Balance at December 31, 2015	411,334	83,877	43,206	8,949	7,374	554,740

Amortization	2,674	495	796	76	197	4,238
Disposals	-	-	-	-	(23)	(23)

Balance at March 31, 2016	$414,008	$84,372	$44,002	$9,025	$7,548	$558,955

Net book value
At December 31, 2015	$18,295	$9,898	$17,051	$1,530	$1,151	$47,925
At March 31, 2016	$18,118	$9,712	$16,461	$1,454	$1,028	$46,773

As of March 31, 2016, other than the finance lease obligations of $954, the Company has $Nil committed to capital equipment purchases.

8.	REVOLVING CREDIT FACILITY

On January 19, 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) to convert the remaining outstanding balance under the existing revolving credit facility into a two year term loan amortized quarterly and maturing December 31, 2017. The Amended Facility is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility will be 4.5% over LIBOR and the Company agreed to pay a fee of $300 upon signing. The Facility is subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio and a tangible net worth calculation.

At March 31, 2016, the Company had $19,000 outstanding on the Amended Facility (December 31, 2015 – $22,000).

	Facility Financial	Mar 31,	Dec. 31,
Facility Financial Covenants	Requirements	2016	2015
Leverage Ratio	< 3.00:1	0.55	0.53
Interest Service Coverage Ratio	> 4.00:1	37	42
Tangible Net Worth	> 45,900	61,972	51,020

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

9.	FINANCE LEASE OBLIGATION

The Company has certain mining equipment under financial leases expiring in 2016. The leases carry a weighted average annual interest rate of 11.45%. Estimated lease payments are as follows:

	March 31	December 31
	2016	2015

2016	$983	$1,238
Minimum lease payments	983	1,238

Less: interest portion	29	58
Net minimum lease payments	$954	$1,180

The equipment under finance leases has been recognized in property and equipment at the present value of minimum lease payments. Interest charges on lease equipment during the three months ended March 31, 2016 were approximately $28 (2015 - $Nil). Other than interest, no costs were incurred relating to the leases. The lease is secured by the assets under lease. At March 31,2016 the net book value of the equipment pledged as security for the finance leases is $1,504 (December 31, 2015 - $1,544).

10.	SHARE CAPITAL

(a)     Public Offerings

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for the distribution of up to CAN$ 200 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions.

On November 25, 2015, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to US$16.5 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the three months ended March 31, 2016, the Company had 4,997,806 common shares issued or issuable under the ATM facility at an average price of $1.82 per share for net proceeds of $8,825.

Subsequent to March 31, 2016, the Company completed the ATM by issuing an additional 2,220,319 shares under the ATM facility at an average price of $2.82 per share for net proceeds of $6,068.

In May 2016, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$ 175 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions.

(b)     Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009, and ratified in 2012, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and changes during the period:

Expressed in Canadian dollars	Period Ended
	March 31, 2016
	Number	Weighted average
	of shares	exercise price

Outstanding, beginning of year	6,322,050	$3.80
Granted	-	-
Exercised	(15,500)	$2.65
Cancelled	-	-
Outstanding, end of period	6,306,550	$3.80

Options exercisable at period end	4,473,050	$4.11

The following tables summarize information about stock options outstanding at March 31, 2016:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Mar 31, 2016	(Number of Years)	Prices	Mar 31, 2016	Prices

$2.00 - $2.99	2,412,000	4.1	$2.65	955,500	$2.65
$4.00 - $4.99	3,772,300	2.6	$4.39	3,395,300	$4.36
$8.00 - $8.99	122,250	0.7	$8.34	122,250	$8.34
	6,306,550	3.2	$3.80	4,473,050	$4.11

During the period ended March 31, 2016, the Company recognized share based compensation expense of $380 (March 31, 2015 - $480) based on the fair value of the vested portion of options granted in prior years. Subsequent to period end, 863,300 options were exercised with a weighted average price of CAN $3.69.

(c) Performance share units

A total of 425,000 performance share units (“PSUs”) were granted during the three months ended March 31, 2016 under the Company’s PSU plan. The PSUs vest on January 1, 2017, subject to achievement of pre-determined performance and/or service criteria. The current maximum number of common share authorized for issuance from treasury under the PSU plan is 1,000,000.

Compensation expense related to PSUs for the quarter ended March 31, 2016 was $77 (March 31, 2015 - $Nil).

(d) Diluted Earnings per Share

	Three Months ended
	March 31	March 31
	2016	2015
Basic earnings	$1,932	$1,357
Basic weighted average number of shares outstanding	104,646,404	101,976,901
Effect of dilutive securities:
Stock options	-	-
Performance share units	425,000	-
Diluted weighted average number of share outstanding	105,071,404	101,976,901

Diluted earnings per share	$0.02	$0.01

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	EXPLORATION

	Three Months Ended
	March 31	March 31
	2016	2015

Depreciation and depletion	$18	$25
Share-based compensation	37	37
Salaries, wages and benefits	639	334
Direct exploration expenditures	505	678
	$1,199	$1,074

12.	GENERAL AND ADMINISTRATIVE

	Three Months Ended
	March 31	March 31
	2016	2015

Depreciation and depletion	$50	$39
Share-based compensation	364	370
Salaries, wages and benefits	913	320
Direct general and administrative expenditures	701	1,100
	$2,028	$1,829

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended
	March 31	March 31
	2016	2015

Net changes in non-cash working capital
Accounts receivable	$(4,018)	$(3,347)
Inventories	340	1,714
Prepaid expenses	(36)	160
Accounts payable and accrued liabilities	(4,119)	(1,749)
Income taxes payable	(2,491)	(6,297)
	$(10,324)	$(9,519)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$14	$-

Other cash disbursements:
Income taxes paid	$3,295	$5,978
Special mining duty paid	$1,042	$3,245

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	March 31, 2016
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$9,678	$141	$5,112	$4,183	$1,271	$20,385
Investments	59	-	-	-	-	59
Accounts receivables	1,039	581	1,682	8,332	16,777	28,411
Inventories	-	-	6,618	4,296	5,113	16,027
Prepaid expenses	1,571	270	289	249	167	2,546
Non-current deposits	202	56	450	143	73	924
Deferred income tax asset	-	-	-	-	120	120
Mineral properties, plant and equipment	302	4,917	31,255	7,449	2,850	46,773
Total assets	$12,851	$5,965	$45,406	$24,652	$26,371	$115,245

Accounts payable and accrued liabilities	$4,571	$235	$2,937	$1,662	$5,425	$14,830
Finance lease obligation	-	-	$284	-	$670	954
Income taxes payable	-	-	1,474	1,853	26	3,353
Revolving credit facility	19,000	-	-	-	-	19,000
Provision for reclamation and rehabilitation	-	-	2,038	1,742	4,003	7,783
Deferred income tax liability	-	-	6,651	684	-	7,335
Total liabilities	$23,571	$235	$13,384	$5,941	$10,124	$53,255

	December 31, 2015
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$10,983	$149	$6,889	$1,004	$1,388	$20,413
Investments	614	-	-	-	-	614
Accounts receivables	920	578	2,865	5,785	14,195	24,343
Inventories	-	-	6,348	6,844	4,158	17,350
Prepaid expenses	1,734	261	324	34	157	2,510
Non-current deposits	-	56	583	143	73	855
Deferred income tax asset	-	-	-	-	223	223
Mineral properties, plant and equipment	322	4,628	30,932	8,166	3,877	47,925
Total assets	$14,573	$5,672	$47,941	$21,976	$24,071	$114,233

Accounts payable and accrued liabilities	$4,776	$624	$3,498	$2,401	$7,650	$18,949
Finance least obligation	-		333	-	$847	$1,180
Income taxes payable	-	-	3,402	2,431	11	5,844
Revolving credit facility	22,000	-	-	-	-	22,000
Provision for reclamation and rehabilitation	-	-	2,031	1,737	3,994	7,762
Deferred income tax liability	-	-	6,356	1,267	-	7,623
Total liabilities	$26,776	$624	$15,620	$7,836	$12,502	$63,358
Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended March 31, 2016
Silver revenue	$-	$-	$10,113	$5,025	$7,802	$22,940
Gold revenue	-	-	1,952	9,673	6,976	18,601
Total revenue	$-	$-	$12,065	$14,698	$14,778	$41,541
Salaries, wages and benefits:
mining	$-	$-	$1,199	$1,625	$2,284	$5,108
processing	-	-	464	245	438	1,147
administrative	-	-	772	680	712	2,164
stock based compensation	-	-	19	18	19	56
change in inventory	-	-	(44)	(27)	(72)	(143)
Total salaries, wages and benefits	-	-	2,410	2,541	3,381	8,332
Direct costs:
mining	-	-	2,056	3,256	7,891	13,203
processing	-	-	1,907	2,017	3,002	6,926
administrative	-	-	636	395	716	1,747
change in inventory	-	-	(176)	109	(241)	(308)
Total direct production costs	-	-	4,423	5,777	11,368	21,568
Depreciation and depletion:
depreciation and depletion	-	-	1,919	1,760	1,175	4,854
change in inventory	-	-	(52)	175	177	300
Total depreciation and depletion	-	-	1,867	1,935	1,352	5,154
Royalties	-	-	80	66	63	209

Total cost of sales	$-	$-	$8,780	$10,319	$16,164	$35,263

Earnings (loss) before taxes	$(1,942)	$(1,199)	$3,285	$4,379	$(1,386)	$3,137

Current income tax expense	25	-	296	1,075	15	1,411
Deferred income tax expense (recovery)	-	-	377	(582)	102	(103)
Total income tax expense (recovery)	25	-	673	493	117	1,308
Net earnings (loss)	$(1,967)	$(1,199)	$2,612	$3,886	$(1,503)	$1,829

	Three months ended March 31, 2015
Silver revenue	$-	$-	$15,490	$8,648	$7,708	$31,846
Gold revenue	-	-	2,302	10,105	6,856	19,263
Total revenue	$-	$-	$17,792	$18,753	$14,564	$51,109
Salaries, wages and benefits:
mining	$-	$-	$1,411	$1,302	$2,439	$5,152
processing	-	-	539	247	415	1,201
administrative	-	-	1,235	908	872	3,015
stock based compensation	-	-	25	24	24	73
change in inventory	-	-	189	(38)	362	513
Total salaries, wages and benefits	-	-	3,399	2,443	4,112	9,954
Direct costs:
mining	-	-	2,519	2,988	3,917	9,424
processing	-	-	2,441	3,471	3,126	9,038
administrative	-	-	584	560	804	1,948
change in inventory	-	-	590	(76)	464	978
Total direct production costs	-	-	6,134	6,943	8,311	21,388
Depreciation and depletion:
depreciation and depletion	-	-	2,498	2,790	4,629	9,917
change in inventory	-	-	(285)	(72)	894	537
Total depreciation and depletion	-	-	2,213	2,718	5,523	10,454
Royalties	-	-	102	79	67	248

Total cost of sales	$-	$-	$11,848	$12,183	$18,013	$42,044

Earnings (loss) before taxes	$(2,455)	$(1,074)	$5,944	$6,570	$(3,449)	$5,536

Current income tax expense	181	-	1,540	1,436	19	3,176
Deferred income tax expense (recovery)	-	-	644	784	(425)	1,003
Total income tax expense (recovery)	181	-	2,184	2,220	(406)	4,179
Net earnings (loss)	$(2,636)	$(1,074)	$3,760	$4,350	$(3,043)	$1,357

The Exploration segment included $161 of costs incurred in Chile for the period ended March 31, 2016 (2015 - $131).

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	INCOME TAXES

Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. The Company estimates the impact of the Superior Court ruling will result in an additional tax expense of MXN 31.7 million (~USD $1.8 million) to MSCG for fiscal 2006 when the Tax Court rules on a final assessment. A final assessment is expected in 2016. As of March 31, 2016, the Company estimates additional interest and penalties payable on overdue taxes by MSCG to be MXN 66.8 million (~USD $3.9million). If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 23.2 million (~USD $1.3 million) on the MXN 31.7 million estimated tax assessment.

Included in the Company’s consolidated financial statements, are net assets of $240, including $42 in cash, of MSCG. Following the Tax Court’s rulings, MSCG will engage in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be finalized or a decision is made.

16.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at March 31, 2016	$	$	$	$

Financial assets:
Available for sale securities	59	59	-	-
Trade receivables	5,509	5,509	-	-
Total financial assets	5,568	5,568	-	-

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Fair values of financial assets and liabilities:

	As at March 31, 2016		As at December 31, 2015
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	20,385	20,385	20,413	20,413
Investments	59	59	614	614
Accounts receivables	28,411	28,411	24,343	24,343
Total financial assets	48,855	48,855	45,370	45,370

Financial liabilities:
Accounts payable and accrued liabilities	14,830	14,830	18,949	18,949
Revolving credit facility	19,000	19,000	22,000	22,000
Total financial liabilities	33,830	33,830	40,949	40,949

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Trade receivables (see Note 4)

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2016 and 2015
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Bernard Poznanski - Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 17 -